SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CANCELS PLANNED UKRAINE SERVICES AS KIEV AIRPORT FAILS TO HONOUR COMMITMENTS

Ryanair, Europe's No.1 airline, today (10 July) announced that it has cancelled its planned entry into Ukraine following Kiev airport's failure to honour a growth agreement reached at the Ministry of Infrastructure with airport officials and the current Airport Director General, Mr Riabikin, in March of this year.

Regrettably, Kiev airport has instead chosen to protect high fare airlines (including Ukraine International Airlines) and deprive Ukrainian consumers/visitors access to Europe's lowest air fares and widest route network. As a result, Ryanair has no choice but to cancel 4 new Kiev routes and 7 new Lviv routes, which will result in the loss of over 500,000 passengers and 400 jobs.

Ryanair sincerely apologises to the many customers who have booked low fare flights to/from the Ukraine, all of whom will be contacted by email and refunded for their cancelled flights.

Ryanair's Chief Commercial Officer, David O'Brien said:

"On behalf of Ukrainian visitors and consumers, we regret that Kiev Airport has demonstrated that Ukraine is not yet a sufficiently mature or reliable business location to invest valuable Ryanair aircraft capacity. Kiev Airport's failure to honour commitments will result in the loss of over 500,000 customers and 400 airport jobs in the first year alone, which would have provided a significant boost to the Ukrainian economy. We regret also that Lviv Airport has fallen victim to Kiev Airport's decision.

Ryanair will now transfer this capacity to competing markets, such as Germany, Israel and Poland instead. Ryanair will grow from 130 million passengers this year to 200 million passengers by 2024 and retains the hope that Ukraine might participate in this growth at some point in the future."

ENDS

For further information

please contact:
Robin Kiely
Piaras Kelly
               Ryanair DAC                                                    Edelman Ireland
              Tel: +353-1-9451949                                         Tel: +353-1-6789333
                                                                          press@ryanair.com                                           ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 July, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary